Condensed Consolidated Interim
Financial Statements

For the Three months ended March 31, 2024 and 2023

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		March 31, 2024	December 31, 2023
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$647,606	$612,941
Amounts receivable		70,925	70,763
Inventories		250,462	257,302
Other current assets	4	22,369	25,021
		991,362	966,027

Property, plant and equipment	5	1,225,201	1,237,506
Deferred income tax assets	11	56,400	57,900
Other non-current assets	6	54,010	19,333
		1,335,611	1,314,739
Total assets		$2,326,973	$2,280,766

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$205,088	$201,707
Income tax payable		73,722	40,952
Other current liabilities	4	28,890	54,778
		307,700	297,437

Deferred income tax liabilities	11	5,069	16,809
Provision for reclamation	8	259,334	272,566
Other non-current liabilities	6	36,884	19,712
		301,287	309,087
Shareholders' equity
Share capital	12	859,387	861,536
Contributed surplus		31,670	33,869
Accumulated other comprehensive income		217	7,451
Retained earnings		826,712	771,386
		1,717,986	1,674,242
Total liabilities and shareholders' equity		$2,326,973	$2,280,766
Commitments and contingencies (note 14)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited)

		Three months ended March 31,
(Expressed in thousands of United States dollars)		2024	2023
(except per share amounts)	Notes

Revenue	7	$305,879	$226,529

Cost of sales
Production costs		173,845	204,293
Depreciation, depletion and amortization		33,334	18,508
Earnings from mine operations		98,700	3,728

Exploration and evaluation costs		14,957	17,910
Corporate administration		9,978	14,792
Care and maintenance expenses		5,892	7,834
Reclamation (recovery) expense	8	(25,002)	15,566
Other operating expenses	9	9,193	12,890
Earnings (loss) from operations		83,682	(65,264)

Other non-operating income	10	(15,970)	(3,180)
Finance costs		3,361	3,368
Earnings (loss) before income tax		96,291	(65,452)
Income tax expense	11	29,861	7,998
Net earnings (loss)		66,430	(73,450)

Other Comprehensive Loss

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	15	(7,234)	(4,286)
Other comprehensive loss		(7,234)	(4,286)
Total comprehensive income (loss)		$59,196	$(77,736)

Earnings (Loss) per share:
Basic	12	$0.31	$(0.34)
Diluted	12	$0.30	$(0.34)

Cash dividends declared per common share (C$)		$0.07	$0.07
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended March 31,
		2024	2023
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings (loss)		$66,430	$(73,450)

Adjustments:
Depreciation, depletion and amortization		34,732	20,435
Reclamation (recovery) expense	8	(25,002)	15,566
Share-based compensation expense		1,155	3,121
Finance costs		3,361	3,368
Income tax expense	11	29,861	7,998
Unrealized fair value loss on financial asset related to the Additional Royal Gold Agreement	15a	1,500	—
Unrealized foreign exchange (gain) loss		(9,780)	748
Other		2,634	(680)
Cash provided by operating activities prior to changes in working capital		104,891	(22,894)
Income taxes paid		(394)	(1,130)
Other changes in working capital	13	(5,068)	(75,762)
Cash provided by (used in) operating activities		99,429	(99,786)

Investing activities
Property, plant and equipment additions		(18,212)	(6,102)
Increase in restricted cash		—	(3,424)
Proceeds from disposition of property, plant, and equipment		—	1,472
Cash settlement related to the Additional Royal Gold Agreement	15a	(24,500)	—
Cash used in investing activities		(42,712)	(8,054)

Financing activities
Dividends paid	12	(11,104)	(11,150)
Payment of borrowing and financing costs		(539)	(580)
Repayment of lease obligations		(1,859)	(1,542)
Proceeds from common shares issued		1,406	1,264
Payment for common shares repurchased	12	(9,956)	—
Cash used in financing activities		(22,052)	(12,008)
Increase (decrease) in cash and cash equivalents during the period		34,665	(119,848)
Cash and cash equivalents at beginning of the period		612,941	531,916
Cash and cash equivalents at end of the period		$647,606	$412,068

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 1, 2024	215,497,133	$861,536	$33,869	$7,451	$771,386	$1,674,242
Net earnings	—	—	—	—	66,430	66,430
Other comprehensive loss	—	—	—	(7,234)	—	(7,234)
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 12)	(1,783,800)	(9,956)	—	—	—	(9,956)
Related to the effect of share repurchase liability (note 12)	—	3,426	—	—	—	3,426
Share-based compensation expense	—	—	727	—	—	727
Issued on exercise of stock options	237,773	1,747	(539)	—	—	1,208
Issued under the employee share purchase plan	39,262	243	—	—	—	243
Issued on redemption of restricted share units	371,035	2,391	(2,387)	—	—	4
Dividends declared and paid (C$0.07 per share)	—	—	—	—	(11,104)	(11,104)
Balance at March 31, 2024	214,361,403	$859,387	$31,670	$217	$826,712	$1,717,986

Balance at January 1, 2023	218,428,681	$886,479	$29,564	$(3,323)	$897,571	$1,810,291
Net loss	—	—	—	—	(73,450)	(73,450)
Other comprehensive loss	—	—	—	(4,286)	—	(4,286)
Transactions with shareholders:
Share-based compensation expense	—	—	1,174	—	—	1,174
Issued on exercise of stock options	239,429	1,570	(473)	—	—	1,097
Issued under the employee share purchase plan	37,512	203	—	—	—	203
Issued on redemption of restricted share units	31,391	253	(182)	—	—	71
Dividends declared and paid (C$0.07 per share)	—	—	—	—	(11,150)	(11,150)
Balance at March 31, 2023	218,737,013	$888,505	$30,083	$(7,609)	$812,971	$1,723,950
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.
These financial statements were authorized for issuance by the Board of Directors of the Company on May 13, 2024.
3. Summary of material accounting policies, critical accounting estimates and judgements

These interim financial statements have been prepared using material accounting policies and critical accounting estimates and judgments consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023, except for the ones as listed below:

Critical accounting estimates and judgements

i. Additional Royal Gold Agreement

On February 13, 2024, the Company and its subsidiary Thompson Creek Metals Company Inc. (“TCM”) entered into the Additional Royal Gold Agreement relating to the Mount Milligan Mine (refer to note 15a). Significant judgement was required to determine accounting for the contract, including the conclusion that it is a modification of a contract with a customer, under IFRS 15, Revenue recognition from contracts with customers, whereby the Company received the consideration in the form of a financial asset. Significant judgement was also required to determine whether all the cash flows in the Additional Royal Gold Agreement should be accounted for a single financial asset under IFRS 9, Financial Instruments. In addition, significant judgement was required to determine the basis for the initial valuation of the financial asset, including, among other things, Mount Milligan Mine’s life of mine viewed from the perspective of the specific market participant deemed most relevant for this transaction.

Measurement of the financial asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the financial asset, could have a material impact on the fair value of the financial asset. Refer to note 15a for key assumptions and estimation used in determining the fair value of the financial asset.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

New standards and amendments issued but not yet effective or adopted are described below:

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets, or services.

The Company performed it’s assessment on the amendment on its financial statements prior to the effective date of January 1, 2024. There is no material impact on the financial statements from the implementation of this amendment.

IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB has issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company will perform an assessment of the impact of this new standard on its financial statements prior to the effective date of January 1, 2027.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

4. Other current assets and liabilities

	March 31, 2024	December 31, 2023
Other current assets
Current portion of derivative assets(1) (note 15b)	$5,018	$10,304
Prepaid insurance expenses	4,621	5,999
Deposits for consumable supplies	6,237	3,629
Marketable securities	3,210	2,834
Prepaid assets	2,562	560
Asset held-for-sale	—	1,510
Other	721	185
Total other current assets	$22,369	$25,021
Other current liabilities
Current portion of lease obligations	$6,022	$6,106
Current portion of derivative liabilities(1) (note 15b)	3,810	2,965
Current portion of provision for reclamation (note 8)	14,400	28,087
Share repurchase liability (note 12)	4,658	8,084
Deferred revenue (2)	—	9,536
Total other current liabilities	$28,890	$54,778
(1)Relates to the gold, diesel, foreign exchange, and copper hedging contracts.
(2)Relates to an advanced payment received on the gold and copper concentrate for which control was transferred in January 2024.
5. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2023	$732,848	$494,571	$14,438	$30,935	$1,272,792
Balance January 1, 2024	$692,592	$456,068	$35,093	$53,753	$1,237,506
Balance March 31, 2024	$678,123	$449,742	$43,173	$54,163	$1,225,201
(1)Includes exploration and evaluation assets of $273.5 million related to the Goldfield Project and the Kemess Project.

During the three months ended March 31, 2024, $15.3 million of additions were capitalized to PP&E. No PP&E was disposed of during the period.

During the year ended December 31, 2023, $121.7 million of additions were capitalized to PP&E, including lease arrangements with right-of-use asset additions of $16.5 million. During the year ended December 31, 2023, PP&E with a carrying value of $6.3 million was disposed of.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

6. Other non-current assets and liabilities

	March 31, 2024	December 31, 2023
Other non-current assets
VAT receivable(1)	$6,479	$8,688
Non-current derivative assets(2)	1,392	5,332
Non-current supplies inventory	1,732	1,732
Non-current financial asset(3)	42,200	—
Other	2,207	3,581
Total other non-current assets	$54,010	$19,333

Other non-current liabilities
Non-current portion of lease obligations	$16,113	$18,102
Non-current deferred revenue(3)	19,200	—
Post-retirement benefits	1,332	1,244
Non-current derivative liabilities(2)	239	366
Total other non-current liabilities	$36,884	$19,712
(1)Relates to the Öksüt Mine.
(2)Relates to the diesel, foreign exchange and copper hedging contracts (note 15b).
(3)Relates to the Additional Royal Gold Agreement (note 15a).

7. Revenue
Total revenue consists of the following:

	Three months ended March 31,
	2024	2023
Gold revenue	$190,940	$53,976
Copper revenue	48,777	49,435
Molybdenum revenue	60,235	113,504
Other by-product revenue(1)	4,807	4,328
Revenue from contracts with customers	$304,759	$221,243
Provisional pricing adjustment on concentrate sales(2)	4,775	7,598
Metal content adjustments on concentrate sales	(3,655)	(2,312)
Total revenue	$305,879	$226,529
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 12.5 million pounds of copper, 37,631 ounces of gold, and 214,819 pounds of molybdenum (March 31, 2023 - 17.7 million pounds of copper, 26,88924,952 ounces of gold, and 104,076102,599 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

8. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	March 31, 2024	December 31, 2023
Non-operating sites (1)
Balance, beginning of year	$218,330	$175,121
Changes in cost estimates	(9,117)	32,956
Changes in discount rate	(16,415)	1,407
Accretion	1,857	6,554
Liabilities settled	—	(222)
Foreign exchange revaluation	(1,887)	2,514
Balance, end of period	$192,768	$218,330
Operating sites (1)
Balance, beginning of year	$82,323	$63,688
Changes in cost estimates	1,120	14,664
Changes in discount rate	(2,323)	756
Accretion	714	2,413
Foreign exchange revaluation	(868)	802
Balance, end of period	$80,966	$82,323

Current portion of reclamation provision (2)	14,400	28,087
Non-current portion of reclamation provision	259,334	272,566
Total provision for reclamation	$273,734	$300,653
(1)Non-operating sites include the Endako Mine, Thompson Creek Mine, Kemess project and Goldfield project. Operating sites include the Mount Milligan Mine and Öksüt Mine.
(2)Relates primarily to the Endako Mine.

For the three months ended March 31, 2024, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 3.42% to 4.20% (2023 - 3.09% to 3.88%) at operating sites and in the range of 3.34% to 4.34% (2023 - 3.02% to 4.03%) at non-operating sites.
b. Reclamation (recovery) expense
Reclamation recovery recognized in the condensed consolidated interim statements of earnings (loss) and comprehensive income (loss) for the three months ended March 31, 2024 was $25.0$24.8 million (expense of $15.6 million for the period ended March 31, 2023). The (recovery) expense was primarily attributable to the following:

	March 31, 2024	March 31, 2023
Changes in cost estimates	$(9,619)	$1,100
Changes in discount rate	(16,391)	14,454
Other	1,008	12
Total reclamation (recovery) expense	$(25,002)	$15,566

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

9. Other operating expenses

	Three months ended March 31,
	2024	2023
Selling and marketing(1)	$2,402	$2,369
Öksüt Mine standby costs(2)	—	10,419
Transaction costs related to the Additional Royal Gold Agreement	2,512	—
Unrealized loss on financial assets related to the Additional Royal Gold Agreement (note 15a)	1,500	—
Study costs(3)	2,475	—
Other, net	304	102
Other operating expenses	$9,193	$12,890
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.
(2)Includes costs incurred at the Öksüt Mine that could not be capitalized to production inventory during the period of suspension of operations, which ended in early June 2023.
(3)Relates to site-wide optimization program at the Mount Milligan Mine.
10. Other non-operating income

	Three months ended March 31,
	2024	2023
Interest income(1)	$(8,090)	$(4,237)
Foreign exchange (gain) loss(2)	(10,001)	1,046
Unrealized loss (gain) on marketable securities	1,135	(2)
Other expenses	986	13
Other non-operating income	$(15,970)	$(3,180)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes unrealized foreign exchange impact of the Turkish lira on the Company’s income tax and royalty payable position.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

11. Income taxes

	Three months ended March 31,
	2024	2023
Current income tax expense	$37,401	$6,595
Deferred income tax (recovery) expense	(7,540)	1,403
Total income tax expense	$29,861	$7,998

The Company recognized income tax expense of $29.9 million for the three months ended March 31, 2024 compared to $8.0 million for three months ended March 31, 2023. The income tax expense for the three months ended March 31, 2024 primarily related to income from the Öksüt Mine which restarted its full operations in early June 2023.

On April 30, 2024, a regulation amendment was published in the official gazette of the Republic of Türkiye, announcing that no inflation accounting adjustment should be applied to the calculation of income tax for the three months ended March 31, 2024. As substantive enactment occurred after March 31, 2024, the Company concluded that the regulation amendment constitutes a non-adjusting subsequent event under IAS 10, Events After the Reporting Period, and hence did not have an impact on the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2024. The Company estimates that the change in tax law would otherwise have increased current income tax expense by $4.2 million and the deferred income tax liability by $4.0 million.
12. Shareholders' equity
a.Repurchases and cancellation of shares

NCIB
On November 3, 2023, the Company announced that it had received approval to renew its normal course issuer bid (“NCIB”) program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2023 and ending on November 6, 2024, representing approximately 10% of the public float.

During the three months ended March 31, 2024, the Company repurchased 1,783,800 common shares, for the total consideration of $10.0 million at an average price of $5.58 (C$7.52) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

ASPP

On March 27, 2024, the Company initiated an automatic share purchase plan (“ASPP”) under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $4.7 million (December 31, 2023 - $8.1 million) with a certain share price limit during the period ending May 15, 2024. The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.

The calculation of basic and diluted weighted average common shares for the three months ended March 31, 2024 included the impact of the cancellation of these common shares.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Earnings (loss) per share

Computation for basic and diluted earnings (loss) per share:

	Three months ended March 31,
	2024	2023
Net earnings (loss)	$66,430	$(73,450)
Dilutive impact related to the RSU plan(1)	(71)	—
Dilutive impact related to the PSU plan(2)	(908)	(471)
Diluted earnings (loss)	$65,451	$(73,921)

Basic weighted average common shares (in thousands)	215,153	218,575
Dilutive impact of stock options (in thousands)	22	—
Dilutive impact related to the RSU plan (in thousands)(1)	2,435	—
Dilutive impact related to the PSU plan (in thousands)(2)	1,375	1,190
Diluted weighted average common shares (in thousands)	218,985	219,765

Earnings (Loss) per share:
Basic	$0.31	$(0.34)
Diluted	$0.30	$(0.34)
(1)Relates to the Company’s Restricted Share Unit Plan.
(2)Relates to the Company’s Performance Share Unit Plan.
For the three months ended March 31, 2024 and 2023, certain potentially anti-dilutive securities were excluded from the calculation of diluted earnings (loss) per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended March 31,
	2024	2023
RSUs and stock options excluded from earnings (loss) per share (in thousands)	—	1,940
ASPP impact excluded from earnings (loss) per share (in thousands)(1)	786	—
(1)ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.
c.Dividends

On May 13, 2024, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on May 29, 2024.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

13. Supplemental cash flow disclosures
Changes in working capital

	Three months ended March 31,
	2024	2023
Decrease (increase) in amounts receivable	$138	$(48,735)
(Increase) decrease in inventories	(1,328)	20,741
(Increase) decrease in other current assets	(1,313)	2,631
Decrease in accounts payable and accrued liabilities	(2,565)	(50,399)
Changes in working capital	$(5,068)	$(75,762)
14. Commitments and contingencies
Commitments
As of March 31, 2024, the Company had entered into contracts to acquire PP&E totaling $6.9 million (March 31, 2023 - $2.8 million).
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.
Mount Milligan Mine Royalty

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.
15. Financial instruments
The Company’s financial instruments include the Mount Milligan financial asset related to the Additional Royal Gold Agreement, marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets and other current liabilities.
a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG (“Royal Gold”) and Royal Gold, Inc. which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered (“Mount Milligan Mine Streaming Agreement”).
On February 13, 2024, the Company and its subsidiary, TCM, entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine. As part of the Additional Royal

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold, starting after the first threshold date (“First Threshold Date”) and further increase these cash payments after the second threshold (gold) date (“Second Threshold (Gold) Date”) and the second threshold (copper) date (“Second Threshold (Copper) Date”).
The First Threshold Date will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or aggregate of 30,000 tonnes of copper from shipments occurring after January 1, 2024. The Second Threshold (Gold) Date will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the Second Threshold (Copper) Date will occur once TCM has delivered to Royal Gold the aggregate of 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024. The Additional Royal Gold Agreement effectively entitles the Company to additional cash payments for gold and copper sold (“Threshold Payments”) as set out below. The value of the additional gold and copper payments to be received by the Company will depend on the Mount Milligan Mine’s production and the ability to sustain current life of mine (i.e. additional gold and copper payments can be suspended if (and for as long as) the Company discloses proven and probable reserves which, when combined with mining depletion from the transaction date, are lower than those disclosed in the mineral reserves and mineral resources update on February 14, 2024). These Threshold Payments are incremental to those received under the Mount Milligan Streaming Agreement. The incremental payments are as follows:

For gold:

•the lower of (a) $415 per ounce and (b) 50% of the gold spot price less $435 per ounce required under the Mount Milligan Streaming Agreement, for the period between the First Threshold Date and the Second Threshold (Gold) Date whereby (b) cannot be less than $nil; and
•the lower of (a) $615 per ounce and (b) 66% of the gold spot price less $435 per ounce required under the Mount Milligan Streaming Agreement, from and after the Second Threshold (Gold) Date whereby (b) cannot be less than $nil.

For copper:

•35% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
•51% of the copper spot price from and after the Second Threshold Copper Date.
The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments (“Pre-Threshold Payments”) from Royal Gold prior to the First Threshold Date but only if both the gold spot price is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound. Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the aforementioned prices.
The Additional Royal Gold Agreement requires the Company and TCM to make certain payments and deliveries to Royal Gold, including:

i.An initial cash payment of $24.5 million;
ii.A commitment to deliver an aggregate of 50,000 ounces of gold. The obligation to deliver the 50,000 ounces to Royal Gold exists regardless of the operating performance of the Mount Milligan Mine. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership (“Greenstone project”). Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030 (“Deferred Gold Consideration”); and

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

iii.Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occurring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine’s annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the latter of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in Additional Royal Gold Agreement (“Free Cash Flow Interest Payments”).
Potential suspension of Threshold Payments mentioned above would not impact the Company’s and TCM’s obligation to make these payments and deliveries to Royal Gold.
For accounting purposes, the Company determined that the Additional Royal Gold Agreement modifies an existing contract with a customer under IFRS 15 whereby the Company received a financial asset. The financial asset is comprised of Threshold Payments that the Company is entitled to in the future and payments to Royal Gold, including the initial cash payment, Deferred Gold Consideration, Free Cash Flow Interest Payments and a potential tax indemnity. The Company accounted for the component pieces of the financial asset at fair value on the transaction date in accordance with IFRS 9. The consideration received in the form of the financial asset was recognized as deferred revenue, which is to be recognized as revenue upon the satisfaction of the Company’s performance obligations over the life of the Mount Milligan Mine. Transaction costs directly attributable to the Additional Royal Gold Agreement of $2.5 million were charged to other operating expenses in the condensed consolidated interim statements of earnings (loss). Subsequent to the initial recognition, payments and receipts related to the Additional Royal Gold Agreement will be settled against the financial asset and the fair value of the financial asset will be re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses.

The following is a summary of the changes in the financial asset included in the other assets in the Company’s condensed consolidated interim statements of financial position:

Balance, February 13, 2024	$19,200
Settlements during the period(1)	24,500
Fair value adjustments	(1,500)
Balance, March 31, 2024	$42,200
(1)Represents the $24.5 million cash payment made during the period.

The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considered the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

The fair value of the financial asset was determined using a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to metal prices, expected production, operating and capital costs of the Mount Milligan Mine’s life of mine projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. Changes in any of these assumptions or estimates could have resulted in a significantly higher or lower fair value of the financial asset, higher or lower value of deferred revenue and higher or lower net earnings.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	March 31, 2024	February 13, 2024
Gold price per oz - short-term	$1,900 - $2,025	$1,850 - $2,000
Gold price per oz - long-term	$1,800	$1,750
Copper per per lb - long term	$4.00	$4.00
Timing of delivery of Deferred Gold Consideration (range of years)	2025 to 2034	2025 to 2034
Gold price volatility used in the Monte Carlo simulation	16.1%	16.1%
Discount rate	6.5%	6.5%

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt;
•Timing of Deferred Gold Consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone project;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the 2035 life of mine plan. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of Threshold Payments and Free Cash Flows Interest Payments components of financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility (revolving credit facility where $399.3 million is available to be drawn upon). The Company monitors its derivative position exposures on an ongoing basis.

	March 31, 2024	December 31, 2023
Derivative instrument assets
Current
Foreign exchange contracts	$1,550	$5,621
Fuel contracts	689	534
Gold contracts	—	495
Royal Gold deliverables(1)	1,778	1,275
Copper contracts	1,001	2,379
	5,018	10,304
Non-current
Foreign exchange contracts	1,337	5,240
Fuel contracts	55	92
	1,392	5,332
Total derivative instrument assets	$6,410	$15,636

Derivative instrument liabilities
Current
Foreign exchange contracts	$3,544	$2,272
Fuel contracts	237	624
Royal Gold deliverables(1)	29	69
	3,810	2,965
Non-current
Foreign exchange contracts	160	—
Fuel contracts	79	366
	239	366
Total derivative instrument liabilities	$4,049	$3,331
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at March 31, 2024 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(1)
Instrument	Unit	2024	2025	2026	Type
Fuel (diesel) hedge contracts
ULSD zero-cost collars(1)	Barrels	$101/$113	$99/$113	N/A	Fixed	39,000
ULSD swap contracts(1)	Barrels	$103	$106	$99	Fixed	125,400
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.30/$1.36	$1.32/$1.38	N/A	Fixed	306,000,000
US$/C$ forward contracts	CAD	$1.34	$1.35	$1.37	Fixed	375,750,000
Copper contracts
Copper zero-cost collars	Pounds	$4.00/$5.09	N/A	N/A	Fixed	7,275,246
(1)Ultra-low sulfur diesel.
(2)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2026.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2026.
Copper contracts

The Company applies hedge accounting to copper contracts it enters into to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming agreement) to manage the risk associated with changes to the London Metal Exchange (“LME”) copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LME copper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle over time by the end of 2024.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivative contracts recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of loss:

	Three months ended March 31,
	2024	2023
Decrease in the fair value of derivative financial instruments	$(7,121)	$(1,688)
Reclassified to net loss	(113)	(2,598)
Decrease in the fair value of derivative instruments included in OCI(1)	$(7,234)	$(4,286)
(1)Includes tax expense of $0.2 million for the three months ended March 31, 2024 (March 31, 2023 - tax recovery nil).
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at March 31, 2024 are expected to settle by the end of the second quarter of 2024, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Gold Options
Gold put option contracts	Ounces	Fixed	15,000
Royal Gold deliverables
Gold forward contracts	Ounces	Float	21,554
Copper forward contracts	Pounds	Float	3,197,000
(1)Total amounts expressed in the units identified.
Gold contracts
The Company utilizes gold put option contracts to manage the risk associated with movements of the London Bullion Market Association gold prices during anticipated periods of higher gold ounce sales from the Öksüt Mine. The Company purchased 50,000 ounces of gold put options, expiring through the first half of 2024, at an average price of $1,975.00 per ounce for the total premium of $2.1 million. The options have allowed full participation to the upside price movements in the gold price while protecting against downward movements in pricing. The Company records its option contracts at fair value using a market approach based on observable quoted market prices. Mark-to-market adjustments and realized gains are recorded in other non-operating income. For the three months ended March 31, 2024, the Company recorded a total loss of $0.5 million associated with this program.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match,

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.
c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. Upon the shipment and sale of molybdenum products to selected customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at March 31, 2024 and December 31, 2023, are summarized as follows:

	March 31, 2024	December 31, 2023
Trade receivables prior to mark-to-market adjustment	$20,016	$27,313
Mark-to-market adjustment related to gold and copper concentrate sold	5,022	2,677
Mark-to-market adjustment related to molybdenum products sold	(102)	174
Provisionally-priced trade receivables	$24,936	$30,164
As at March 31, 2024 and December 31, 2023, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Copper	Pounds	12,455,446	11,850,994	4.01	3.89
Gold	Ounces	37,631	26,889	2,220	2,074
Molybdenum	Pounds	214,819	102,599	19.50	20.09

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are fair valued based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at March 31, 2024 and December 31, 2023, are summarized as follows:

	March 31, 2024	December 31, 2023
Accounts payable prior to fair value adjustment	$19,076	$11,619
Fair value adjustment to molybdenum concentrate	166	859
Provisionally-priced accounts payable	$19,242	$12,478
As at March 31, 2024 and December 31, 2023, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Molybdenum	Pounds	1,306,709	1,404,923	$18.51	$18.88

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

d. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

March 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$42,200	$42,200
Provisionally-priced trade receivables	—	24,936	—	24,936
Marketable securities	3,209	—	—	3,209
Derivative financial instruments	—	6,410	—	6,410
	$3,209	$31,346	$42,200	$76,755

Financial liabilities
Provisionally-priced accounts payable	$—	$19,242	$—	$19,242
Derivative financial instruments	—	4,049	—	4,049
	$—	$23,291	$—	$23,291

December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$30,164	$—	$30,164
Marketable securities	2,834	—	—	2,834
Derivative financial instruments	—	15,636	—	15,636
	$2,834	$45,800	$—	$48,634

Financial liabilities
Provisionally-priced accounts payable	$—	$12,478	$—	$12,478
Derivative financial instruments	—	3,331	—	3,331
	$—	$15,809	$—	$15,809
During the three months ended March 31, 2024Three months ended March 31,, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine projections, expected timing of delivery of

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.

16. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Three Months Ended March 31, 2024
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$122,035	$120,454	$63,390	$305,879	$—	$305,879
Cost of sales
Production costs	34,762	72,997	66,086	173,845	—	173,845
Depreciation, depletion and amortization	14,246	18,265	823	33,334	—	33,334
Earnings (loss) from mine operations	$73,027	$29,192	$(3,519)	$98,700	$—	$98,700
Exploration and evaluation costs	203	497	6,905	7,605	7,352	14,957
Corporate administration	—	—	—	—	9,978	9,978
Care and maintenance	—	—	2,948	2,948	2,944	5,892
Reclamation recovery	—	—	(15,547)	(15,547)	(9,455)	(25,002)
Other operating expenses	128	5,064	305	5,497	3,696	9,193
Earnings (loss) from operations	$72,696	$23,631	$1,870	$98,197		$83,682
Other non-operating income					(15,970)	(15,970)
Finance costs					3,361	3,361
Earnings before income tax						$96,291
Income tax expense					29,861	29,861
Net earnings						66,430
Additions to PP&E	$12,614	$770	$894	14,278	$987	$15,265

Three Months Ended March 31, 2023
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$—	$110,937	$115,592	$226,529	$—	$226,529
Cost of sales
Production costs	—	84,570	119,723	204,293	—	204,293
Depreciation, depletion and amortization	—	17,289	1,219	18,508	—	18,508
Earnings (loss) from mine operations	$—	$9,078	$(5,350)	$3,728	$—	$3,728
Exploration and evaluation costs	412	381	2,547	3,340	14,570	17,910
Corporate administration	—	—	—	—	14,792	14,792
Care and maintenance	—	—	4,693	4,693	3,141	7,834
Reclamation expense	—	—	13,053	13,053	2,513	15,566
Other operating expenses	10,419	1,793	678	12,890	—	12,890
Earnings (loss) from operations	$(10,831)	$6,904	$(26,321)	$(30,248)		$(65,264)
Other non-operating income					(3,180)	(3,180)
Finance costs					3,368	3,368
Loss before income tax						$(65,452)
Income tax expense					7,998	7,998
Net loss						(73,450)
Additions to PP&E	$3,679	$4,271	$33	$7,983	$7	$7,990